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                           July 9, 2021

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel, 18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Form 20-F for the
Fiscal Year ended June 30, 2020
                                                            Filed September 8,
2020
                                                            Response Letter
Dated June 2, 2021
                                                            File No. 001-37974

       Dear Mr. Chin:

              We have reviewed your June 2, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 29, 2021 letter.

       Form 20-F for the Fiscal Year ended June 30, 2020

       Information on the Company
       History and Development of the Company, page 22

   1. We note that you issued a press release on June 17, 2021 to announce a definitive agreement under which
Canadian industrial equipment distributor Acces Industriel Mining
                                                        Inc., will distribute
electric light vehicles in Canada, using your conversion kits. You report that the
counterparty    intends to purchase    1,675 Tembo e-LV conversion kits and
                                                        that you estimate these
orders    to be worth US$120 million in total value.
 Kevin Chin
FirstName
VivoPowerLastNameKevin       Chin
             International PLC
Comapany
July 9, 2021NameVivoPower International PLC
July 9,2 2021 Page 2
Page
FirstName LastName
         However, in the next-to-last paragraph of your press release you refer to these as "the potential" e-LV conversion kits that "could be sold" under the arrangement and state that these "could be worth approximately $120 million in revenues."

         We previously advised you of our Commission policy on projections which cautions against making projections for which you do not have a reasonable basis and against making projections of revenue without corresponding projections of income, to avoid misleading inferences through the selective projection of only favorable items, such as revenues in the absence of costs. In your press release, you provide an estimate of revenues but no estimate of income or costs. You also explain that management prepared the value estimate "based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of e-LVs to end-customers in Canada"
         although you have not provided details about material assumptions underlying the estimate, other than indicating the quantity of products involved.

         We believe that you should expand upon your disclosures to describe your assumptions with sufficient details to understand how they have been formulated, and if you are able to show that you have a reasonable basis for the assumptions, you should include a corresponding projection of income or a similar measure that would indicate the economics that you expect to recognize in your financial statements in accordance with
         IFRS. For example, you should address the following points.

                Indicate whether the $71.6 million per conversion kit reflected in your estimate is the price that your distributor has agreed to pay for any conversion kits that it ultimately acquires, based on explicit terms of the agreement, or explain how you have formulated your expectation if there is some other basis.

                Explain how you have sized-up the market for specialized electric vehicles in Canada and your share of that market, as may include identifying potential customers, gauging demand at the price utilized in your estimate, and your competitive position and readiness to perform under the arrangement.

                State the amount of capital expenditures that would be incurred to acquire or develop any facilities necessary to produce the volumes that you have indicated, and describe any historical experience, contractual arrangements or other information that constitutes support for these assumptions.

                Indicate the extent of any investment, hiring and training needed to staff facilities that would be involved in fulfillment under the arrangement.

                Describe the status of the counterparty as it relates to being prepared and ready to perform the work anticipated, such as the nature of its operations, extent of experience converting traditionally powered vehicles to electric vehicles, and the adequacy of its current facilities and workforce.
 Kevin Chin
FirstName
VivoPowerLastNameKevin       Chin
             International PLC
Comapany
July 9, 2021NameVivoPower International PLC
July 9,3 2021 Page 3
Page
FirstName LastName

         Your disclosures about distributor arrangements should more clearly distinguish between estimated values ascribed to contracts for the sale of products, based on the specific terms of agreements that you have secured, and values associated with projections of activity that involve broader considerations. Please refrain from describing projections of revenues as "total value" and "worth" as these terms may be commonly understood to represent measures of income or profitability, taking into consideration the costs that would be incurred in the course of realizing the projected revenues.

         In conjunction with any projections, you should also include representation of your management as to whether these are considered to be the most probable amounts and consistent with your expectations. Please address the foregoing with incremental disclosures and submit the underlying agreement for our review.
2. We note that you have proposed to make incremental disclosure in response to prior comments one and two, regarding your $250 million revenue projection based on the distribution arrangement in Australia to clarify that your
estimate    does not represent a
         firm commitment for purchase orders, and actual results may differ materially.

         However, you also propose to state, in general terms, that estimated values of your
         framework agreements reflect both    existing    and anticipated
customer purchase orders,
         and    are based upon the good faith judgment of the distribution counterparties
         management.    The reference to existing customer purchase orders
should be revised to
         disassociate this statement from your arrangement with GB Auto, where there were no purchase orders for the sale of converted vehicles, and with regard to estimates based on the judgment of counterparties, it should be clear whether your management considers these to reflect the most probable assumptions and amounts.

         Please further expand your proposed incremental disclosures to adhere to the guidance in the preceding comment in this letter as it relates to distinguishing between contract valuations and projections, disclosing projections of revenues in the absence of corresponding projections of income, and the examples for identifying and describing material assumptions for which you are able to show a reasonable basis.

         As your agreement with GB Auto does not address the provision of vehicles, work to be completed, or values to be ascribed to any component or paid by either party, you should also revise the proposed language stating that the agreement is unique in that the
         estimated value reflects the full supply of the ruggedized and
customized vehicles,    to
         emphasize that terms supporting revenue recognition for the full value of converted vehicles have not been established, and that certain language in the agreement, regarding the absence of an agency relationship, is also not consistent with your assumption.

         Please quantify the effects on the previously projected amounts of material assumptions underlying those amounts that either did not have or no longer have a reasonable basis. Please reformulate your disclosures as indicated above and in the preceding
 Kevin Chin
VivoPower International PLC
July 9, 2021
Page 4
         comment, and file your information without further delay.
        You may contact Joseph Klinko - Staff Accountant, at (202) 551-3824, or Lily Dang -
 Staff Accountant, at (202) 551-3867 with any questions.



FirstName LastNameKevin Chin                                 Sincerely,
Comapany NameVivoPower International PLC
                                                             Division of
Corporation Finance
July 9, 2021 Page 4                                          Office of Energy &
Transportation
FirstName LastName